Exhibit 99.8

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806
CONSENT OF INDEPENDENT AUDITORS
We hereby consent to the inclusion in this Annual Report on Form 40-F of Peru Copper Inc. of our report dated March 30, 2007, relating to the consolidated financial statements for the years ended December 31, 2006 and 2005 and for the period from April 24, 2003 to December 31, 2006 which appear in the Annual Report.
Chartered Accountants
Vancouver, B.C., Canada
March 30, 2007
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.